Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 20, 2025

VIA EDGAR TRANSMISSION

Ms. Anu Dubey

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 375 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Ms. Dubey:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 18, 2025, with respect to the registration statement of the YieldMax® SCHD DoubleDiv™ ETF (the “Fund”), a series of the Trust.

The Trust also notes that, as previously discussed with the Staff, it has determined to change the Fund’s name to YieldMax® U.S. Stocks Target Double Distribution ETF. In connection with this revised name, the Trust confirms that the “Target Double Distribution” referenced in the new name is reasonable under current and anticipated market conditions and that the Fund will revise the name/strategy should conditions change such that achieving the target as described in the Fund’s principal investment strategies is no longer reasonable

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	Please revise the Fund’s 80% policy so that it is aligned with the Fund’s name change (i.e., ensure it applies to investments in U.S. stocks rather than investments in the SCHD ETF).

Response: The Trust responds by making the requested revision as provided to the Staff under separate cover.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC

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